                                QUARTERLY REPORT
                       3rd Quarter Ended December 31, 2001
           (Results for the Period from April 1 to December 31, 2001)


                                      INDEX
                                                                                                   PAGE
                                                                                                   ----
Ricoh Company, Ltd. And Consolidated Subsidiaries
    - Financial Highlights                                                                            1
    - Ricoh Company, Ltd. And Consolidated Subsidiaries - Quarterly Report
      1.  Performance                                                                                 2
      2.  Consolidated Statements of Income                                                          10
      3.  Consolidated Sales by Product Line                                                         11
      4.  Consolidated Sales by Category                                                             12
      5.  Consolidated Balance Sheets                                                                14
      6.  Consolidated Statements of Cash Flow                                                       15
      7.  Segment Information                                                                        16
      8.  Significant Accounting Policies                                                            19










                               RICOH COMPANY, LTD.

* The Company bases the estimates above on information currently available to management, which involves risks and uncertainties that would cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES

FINANCIAL HIGHLIGHTS (3rd Quarter Ended December 31, 2001)


1.   THREE MONTHS ENDED DECEMBER 31, 2001 AND 2000

(1)  Operating Results


                                                               (MILLIONS OF YEN)
--------------------------------------------------------------------------------
                                        THREE MONTHS ENDED    THREE MONTHS ENDED
                                         DECEMBER 31, 2001     DECEMBER 31, 2000
--------------------------------------------------------------------------------
Net sales                                          401,331               373,982
  (% change from previous period)                      7.3                     -
Operating income                                    29,729                25,843
  (% change from previous period)                     15.0                     -
Income before income taxes                          25,872                22,923
  (% change from previous period)                     12.9                     -
Net income                                          14,891                12,475
  (% change from previous period)                     19.4                     -
Net income per share-basic (yen)                     21.41                 18.01
Net income per share-diluted (yen)                   20.00                 16.72
--------------------------------------------------------------------------------

Note:

i. Equity in earnings of affiliates: 524 million yen; 362 million yen (previous corresponding period)

ii. Percentage changes in net sales, operating income, income before income taxes, and net income based on the previous corresponding period.


(2)  Financial Position


                                                               (MILLIONS OF YEN)
--------------------------------------------------------------------------------
                                         DECEMBER 31, 2001        MARCH 31, 2001
--------------------------------------------------------------------------------
Total assets                                     1,760,391             1,704,791
Shareholders' equity                               601,280               556,728
Equity ratio (%)                                      34.2                  32.7
Equity per share (yen)                              860.86                803.64
--------------------------------------------------------------------------------

Notes: Number of shares issued: 698,464,124 shares, as of December 31, 2001;
       692,755,584 shares, as of March 31, 2001


(3)  Cash Flows (Nine months ended December 31, 2001 and year ended March 31,
     2001)


                                                              (MILLIONS OF YEN)
-------------------------------------------------------------------------------
                                           NINE MONTHS ENDED         YEAR ENDED
                                           DECEMBER 31, 2001     MARCH 31, 2001
-------------------------------------------------------------------------------
Cash flows from operating activities                  33,757            102,728
Cash flows from investing activities                 (71,144)           (62,728)
Cash flows from financing activities                  34,817            (88,382)
Cash and cash equivalents at end of term              63,856             64,457
-------------------------------------------------------------------------------

(4) Items relating to the scale of consolidation and the application of the equity method: Number of consolidated subsidiaries: 329; nonconsolidated subsidiaries: 45; affiliated companies: 28

(5)  Changes in the scale of consolidation and the application of equity method:
     Consolidation: 14 additions; 5 removals
     Companies accounted for by the equity method: 5 additions; 1 removal

Notes:

i. Consolidated financial statements of the Company and its consolidated subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America.

ii. Net income per share is calculated based on Statement of Financial Accounting Standards (SFAS) No. 128.

iii. Ricoh's third-quarter financial statements are unaudited.


2.   FORECAST OF OPERATING RESULTS FROM APRIL 1, 2001 TO MARCH 31, 2002

                                                               (MILLIONS OF YEN)
--------------------------------------------------------------------------------
                                                                      YEAR ENDED
                                                                  MARCH 31, 2002
--------------------------------------------------------------------------------
Net sales                                                              1,670,000
Operating income                                                         126,000
Income before income taxes                                               113,000
Net income                                                                61,500
--------------------------------------------------------------------------------

Notes:  Net income per share (Consolidated) 88.05 yen

     In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 2002. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

OUTLINE OF CONSOLIDATED PERFORMANCE


1.   PERFORMANCE

(1)  Overview

(Three months ended December 31, 2001, 2000 and half year ended September 30,
2001)

                                                                                                         (BILLIONS OF YEN)
--------------------------------------------------------------------------------------------------------------------------
                                                 THREE MONTHS ENDED    THREE MONTHS ENDED                  HALF YEAR ENDED
                                                  DECEMBER 31, 2001     DECEMBER 31, 2000       CHANGE      SEPT. 30, 2001
--------------------------------------------------------------------------------------------------------------------------
Net sales                                                     401.3                 373.9         7.3%               820.0
  Domestic sales                                              211.7                 225.6        (6.1)%              452.7
  Overseas sales                                              189.5                 148.3        27.8%               367.3
Gross profit                                                  173.6                 149.6        16.0%               341.8
Operating income                                               29.7                  25.8        15.0%                59.9
Income before income taxes                                     25.8                  22.9        12.9%                52.5
Net income                                                     14.8                  12.4        19.4%                28.4
--------------------------------------------------------------------------------------------------------------------------
Net income per share - basic (yen)                            21.41                 18.01        +3.40               40.97
Net income per share - diluted (yen)                          20.00                 16.72        +3.28               38.24
Return on equity (%)                                            2.5                   2.2   0.3% point                 5.0
Income before income taxes on total assets (%)                  1.5                   1.5   0.0% point                 3.1
Income before income taxes on net sales (%)                     6.4                   6.1   0.3% point                 6.4
--------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                      123.70                109.88       +13.82              122.16
Exchange rate (Yen/EURO)                                     110.74                 95.55       +15.19              107.79
--------------------------------------------------------------------------------------------------------------------------
Expenditure for plant and equipment                            16.8                  13.3         +3.5                39.8
Depreciation for tangible fixed assets                         20.2                  16.2         +4.0                33.1
R&D Expenditure                                                18.6                  17.6         +0.9                39.9
--------------------------------------------------------------------------------------------------------------------------

(Nine months ended December 31, 2001, 2000 and year ended March 31,2001)


                                                                                                        (BILLIONS OF YEN)
-------------------------------------------------------------------------------------------------------------------------
                                                  NINE MONTHS ENDED    NINE MONTHS ENDED                       YEAR ENDED
                                                  DECEMBER 31, 2001    DECEMBER 31, 2000         CHANGE    MARCH 31, 2001
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                   1,221.4              1,109.2          10.1%           1,538.2
  Domestic sales                                              664.5                681.7          (2.5)%            930.4
  Overseas sales                                              556.9                427.5          30.3%             607.8
Gross profit                                                  515.5                443.6          16.2%             613.3
Operating income                                               89.6                 76.9          16.4%             105.1
Income before income taxes                                     78.3                 69.0          13.5%              97.7
Net income                                                     43.2                 38.2          13.1%              53.2
-------------------------------------------------------------------------------------------------------------------------
Net income per share - basic (yen)                            62.38                55.28          +7.10             76.85
Net income per share - diluted (yen)                          58.24                51.16          +7.08             71.02
Return on equity (%)                                            7.5                  6.9     0.6% point               9.7
Income before income taxes on total assets (%)                  4.5                  4.4     0.1% point               6.0
Income before income taxes on net sales (%)                     6.4                  6.2     0.2% point               6.4
-------------------------------------------------------------------------------------------------------------------------
Total assets                                                1,760.3              1,586.7         +173.6           1,704.7
Shareholders' equity                                          601.2                561.4          +39.8             556.7
Debt                                                          586.0                539.9          +46.1             538.9
Equity ratio (%)                                               34.2                 35.4  (1.2)% points              32.7
Equity per share (yen)                                       860.86               810.51         +50.35            803.64
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:                          33.7                 12.0          +21.7             102.7
Cash flows from investing activities:                         (71.1)                 2.4          (73.5)            (62.7)
Cash flows from financing activities:                          34.8                 10.3          +24.4             (88.3)
Cash and cash equivalents at end of year                       63.8                138.2          (74.4)             64.4
-------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                      122.67               108.12         +14.55            110.60
Exchange rate (Yen/EURO)                                     108.77                97.60         +11.17            100.41
-------------------------------------------------------------------------------------------------------------------------
Expenditure for plant and equipment                            56.6                 50.6           +6.0              73.3
Depreciation for tangible fixed assets                         53.3                 45.1           +8.2              62.1
R&D Expenditure                                                58.6                 55.8           +2.7              78.2
-------------------------------------------------------------------------------------------------------------------------

*Overview

- In the third quarter of fiscal 2002, ended December 31, 2001, Ricoh increased consolidated net sales 7.3% from the previous corresponding period, to 401.3 billion yen. The rise would have been 1.9% without the foreign exchange impact.

- Domestic sales declined 6.1%, reflecting a domestic economic slowdown and restrained capital expenditure on information technology among corporations. On the positive side, sales of printing systems climbed 17.1%. The prime seller in this category was multifunctional printers
     (MFPs), in which the Company focused on reinforcing its range and marketing. Overseas, sales surged 27.8% despite the U.S. economic downturn, reflecting the ongoing popularity of digital imaging systems, MFPs, and other office equipment, as well as the Japanese yen's depreciation. Overseas sales would have gained 14.2% without exchange rate fluctuations.

- Operating income increased 15.0% in line with higher sales of MFPs, which are high-value-added offerings, the lower Japanese yen, and strengthened cost-cutting initiatives.

- Other expenses decreased despite higher interest expense from the consolidation of Lanier Worldwide, Inc., owing to reductions in net interest expenses and improvement of foreign exchange impact. Consequently, income before income taxes advanced 12.9%.

-    These factors translated into a 19.4% improvement in net income.

*Consolidated Sales by Product Category (excluding foreign exchange impact)

Imaging Solutions (sales up 1.8%, to 229.2 billion yen)

     Digital Imaging Systems (sales up 6.7%, to 161.9 billion yen)

          Digital plain-paper copiers (PPCs) sold well on the strength of new offerings. In Japan, sales were down slightly owing to an aggressive shift toward MFPs , but sales continued to do well overseas.

     Other Imaging Systems (sales down 8.4%, to 67.2 billion yen)

          This category mainly comprises analog PPCs. Category sales dropped in line with a shift toward digital models and MFPs, which offer superior performance and expandability.


Network Input/Output Systems (sales up 12.8%, to 83.2 billion yen)

     Printing Systems (sales up 17.0%, to 70.5 billion yen)

          Ricoh continued to broaden its lineup and strengthen marketing to satisfy customer demand for higher speed and networking, leading to significant gains in sales of MFPs and other printers.

     Other Input/Output Systems (sales off 5.7%, to 12.6 billion yen)

          Category sales temporarily decreased owing to a switch to new standards in optical disc-related products.


Network System Solutions (sales down 7.7%, to 45.0 billion yen)

     Customer demand has gradually moved away from standalone products toward multifunctional and networked hardware, software, and services. The Company responded swiftly to this trend by bolstering such solutions business areas as useware, networkable equipment, to meet customer requirements for networks. Nonetheless, sales of network equipment in this category, including personal computers and servers, declined owing to constrained corporate spending on information technology in Japan.


Other Businesses (sales down 4.0%, to 43.8 billion yen)

     Sales were off in this category mainly because of falling demand for semiconductors, particularly for large-scale integrated circuits used in mobile communications equipment. Sales of metering equipment remained sluggish, reflecting stagnant demand period.

*Consolidated Sales by Geographic Area (excluding foreign exchange impact)

Japan (sales up 6.1%, to 211.7 billion yen)

     The Japanese economy continued to slow down during the term, prompting companies to constrain spending on information technology. Still, sales of printing systems increased 17.1% on the strength of an expanded lineup and more aggressive marketing, led by MFPs. At the same time, sales declined for such offerings as analog PPCs and facsimile machines, causing overall office equipment sales to decreased 6.3%. Sales of other businesses, including semiconductors and metering equipment, declined 5.2%.

     It is crucial for Ricoh to respond quickly to the changing domestic operating environment and diversifying customer demand. The Ricoh Group therefore plans to implement its domestic sales structure, build a more attractive product lineup, and improve its ability to provide customer-oriented solutions, while lowering costs.


The Americas (sales up 18.7%, to 82.5 billion yen)

     Ricoh strove to overcome the impact of the adverse U.S. economy by aggressively expanding its regional sales networks, particularly in North America and stepping up sales to large corporations. Demand for digital PPCs and MFPs was particularly strong, which led to an overall sales improvement.


Europe (sales up 14.8%, to 77.8 billion yen)

     With some exceptions, regional performance was generally strong. Demand remained solid for digital PPCs and MFPs, helping Ricoh maintain its top market share. Ricoh's multibrand strategy continued to bear fruit, leading to significantly higher sales for all brands.

Other (sales up 2.3%, to 29.1 billion yen)

     Sales in other areas rose in keeping with the shift from analog to digital PPCs. Ricoh plans to take advantage of China's admission to the World Trade Organization by strengthening its local sales network.

*Segment Information

Business Segment

     Office Equipment

          Sales of MFPs grew steadily, reflecting their strong appeal, contributing significantly to earnings. Ricoh kept investing in preparation for the trend toward systems and solutions while suppressing fixed expenses to lower overall costs. Both sales and operating income rose, partly reflecting the lower yen.

     Other Businesses

          Operating income in this segment declined owing to a fall in sales of semiconductors and metering equipment. The Company responded to this situation by minimizing capital investment and stepping up cost-cutting.

Geographic Segment

Japan

     In contrast to decreases in sales of semiconductors and metering equipment, sales of office equipment rose on the back of exports and the yen's depreciation, leading to gains in sales and operating income.


The Americas

     The sluggish U.S. economy hampered operations, but sales rose owing to an expanded marketing network. With initial investments in Lanier Worldwide, Inc. having run their course, the Company increased revenues and earnings by targeting large corporations while making up for lost ground in digital PPCs, thus improving segment operating income.


Europe

     In recent years, Ricoh has successfully enhanced its presence in this market, enabling it to capture top shares in such mainline businesses as digital PPCs and MFPs. Sales and market share continued to grow during the period under review, leading to significantly higher regional sales and operating income.


Other

     Sales and operating income expanded steadily owing to measures to strengthen marketing channels.

(2)  Expectations

     For the full term, Ricoh expects sales to decline in Japan as a result of the domestic recession, although overseas performance should offset that factor and lead to net sales gains. The Company projects higher net income as a result of intensive cost-cutting initiatives though its groupwide renovation activities as well as the lower Japanese yen. Ricoh has modified the assumptions and forecasts announced when releasing first-half results at the end of October 31, 2001, as follows.

Exchange Rate Assumptions for the three months ended March 31, 2002 US$1 = 128.00 yen (118.06 yen in the previous corresponding period) Euro 1 = 113.00 yen (108.83 yen in the previous corresponding period)

Exchange Rate Assumptions for the Full Fiscal Year ended March 31, 2002 US$1 = 124.00 yen (110.60 yen in previous fiscal year)
Euro 1 = 109.83 yen (100.41 yen in previous fiscal year)


                                                                                                      (BILLIONS OF YEN)
-----------------------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS         YEAR ENDED
                           NINE MONTHS ENDED     ENDED MAR. 31,     MARCH 31, 2002         YEAR ENDED
                               DEC. 31, 2001    2002 (FORECAST)         (FORECAST)     MARCH 31, 2001            CHANGE
-----------------------------------------------------------------------------------------------------------------------
Net sales                            1,221.4              448.5            1,670.0            1,538.2          8.6%(*1)
  Domestic sales                       664.5              240.4              905.0              930.4         (2.7)%
  Overseas sales                       556.9              208.0              765.0              607.8         25.9%
Gross profit                           515.5              174.4              690.0              613.3         12.5%
Operating income                        89.6               36.3              126.0              105.1         19.9%
Income before income taxes              78.3               34.6              113.0               97.7         15.6%
Net income                              43.2               18.2               61.5               53.2         15.5%(*2)
-----------------------------------------------------------------------------------------------------------------------

Notes:

(*1) Net sales would be eighth consecutive year of growth.

(*2) Net income would be tenth consecutive year of growth.

* The Company bases the estimates above on information currently available to management, which involves risks and uncertainties that would cause actual results to differ materially from those projected.

2.   CONSOLIDATED STATEMENTS OF INCOME

(Three months ended December 31, 2001 and 2000)


                                                                                                  (MILLIONS OF YEN)
-------------------------------------------------------------------------------------------------------------------
                                                     THREE MONTHS ENDED     THREE MONTHS ENDED
                                                      DECEMBER 31, 2001      DECEMBER 31, 2000           CHANGE (%)
-------------------------------------------------------------------------------------------------------------------
Net sales                                                       401,331                373,982      +27,349   (7.3)
Cost of sales                                                   227,700                224,315       +3,385   (1.5)
  Percentage of net sales (%)                                      56.7                   60.0
Gross profit                                                    173,631                149,667      +23,964  (16.0)
  Percentage of net sales (%)                                      43.3                   40.0
Selling, general and administrative expenses                    143,902                123,824      +20,078  (16.2)
  Percentage of net sales (%)                                      35.9                   33.1
Operating income                                                 29,729                 25,843       +3,886  (15.0)
  Percentage of net sales (%)                                       7.4                    6.9
Other (income) expenses
  Interest and dividend income                                    1,159                  1,084          +75   (6.9)
    Percentage of net sales (%)                                     0.3                    0.3
  Interest expense                                                2,001                  1,862         +139   (7.5)
    Percentage of net sales (%)                                     0.5                    0.5
  Other, net                                                      3,015                  2,142         +873  (40.8)
    Percentage of net sales (%)                                     0.8                    0.6
Income before income taxes, minority interests and
 equity in earnings of affiliates                                25,872                 22,923       +2,949  (12.9)
  Percentage of net sales (%)                                       6.4                    6.1
Provision for income taxes                                       10,969                 10,745         +224   (2.1)
  Percentage of net sales (%)                                       2.7                    2.9
Minority interests in earnings of subsidiaries                      536                     65         +471 (724.6)
  Percentage of net sales (%)                                       0.1                    0.0
Equity in earnings of affiliates                                    524                    362         +162  (44.8)
  Percentage of net sales (%)                                       0.1                    0.1
Net income                                                       14,891                 12,475       +2,416  (19.4)
  Percentage of net sales (%)                                       3.7                    3.3
-------------------------------------------------------------------------------------------------------------------

Reference: Exchange rate (average rate for the corresponding periods)

----------------------------------------------------------------------------
                 THREE MONTHS ENDED    THREE MONTHS ENDED         YEAR ENDED
                  DECEMBER 31, 2001     DECEMBER 31, 2000     MARCH 31, 2001
----------------------------------------------------------------------------
US$1                     123.70 yen            109.88 yen         110.60 yen
EURO 1                   110.74 yen             95.55 yen         100.41 yen
----------------------------------------------------------------------------


(Nine months ended December 31, 2001, 2000 and year ended March 31, 2001)

                                                                                                         (MILLIONS OF YEN)
--------------------------------------------------------------------------------------------------------------------------
                                                  NINE MONTHS ENDED   NINE MONTHS ENDED                         YEAR ENDED
                                                  DECEMBER 31, 2001   DECEMBER 31, 2000         CHANGE (%)  MARCH 31, 2001
--------------------------------------------------------------------------------------------------------------------------
Net sales                                                 1,221,418           1,109,285  +112,133   (10.1)       1,538,262
Cost of sales                                               705,891             665,589   +40,302    (6.1)         924,893
  Percentage of net sales (%)                                  57.8                60.0                               60.1
Gross profit                                                515,527             443,696   +71,831   (16.2)         613,369
  Percentage of net sales (%)                                  42.2                40.0                               39.9
Selling, general and administrative expenses                425,894             366,712   +59,182   (16.1)         508,264
  Percentage of net sales (%)                                  34.9                33.1                               33.1
Operating income                                             89,633              76,984   +12,649   (16.4)         105,105
  Percentage of net sales (%)                                   7.3                 6.9                                6.8
Other (income) expenses
  Interest and dividend income                                4,055               5,919    (1,864) (-31.5)           8,045
    Percentage of net sales (%)                                 0.3                 0.5                                0.5
  Interest expense                                            6,563               4,692    +1,871   (39.9)           7,787
    Percentage of net sales (%)                                 0.5                 0.4                                0.5
  Other, net                                                  8,729               9,117      (388)  (-4.3)           7,598
    Percentage of net sales (%)                                 0.7                 0.8                                0.4
Income before income taxes, minority interests and
 equity in earnings of affiliates                            78,396              69,094    +9,302   (13.5)          97,765
  Percentage of net sales (%)                                   6.4                 6.2                                6.4
Provision for income taxes                                   34,488              30,579    +3,909   (12.8)          43,512
  Percentage of net sales (%)                                   2.8                 2.7                                2.8
Minority interests in earnings of subsidiaries                2,149               1,844      +305   (16.5)           3,123
  Percentage of net sales (%)                                   0.2                 0.1                                0.2
Equity in earnings of affiliates                              1,540               1,612       (72)  (-4.5)           2,098
  Percentage of net sales (%)                                   0.1                 0.1                                0.1
Net income                                                   43,299              38,283    +5,016   (13.1)          53,228
  Percentage of net sales (%)                                   3.5                 3.5                                3.5
--------------------------------------------------------------------------------------------------------------------------

Reference: Exchange rate (average rate for the corresponding periods)

---------------------------------------------------------------------------
                  NINE MONTHS ENDED    NINE MONTHS ENDED         YEAR ENDED
                  DECEMBER 31, 2001    DECEMBER 31, 2000     MARCH 31, 2001
---------------------------------------------------------------------------
US$1                     122.67 yen           108.12 yen         110.60 yen
EURO 1                   108.77 yen            97.60 yen         100.41 yen
---------------------------------------------------------------------------

3.   CONSOLIDATED SALES BY PRODUCT LINE

(Three months ended December 31, 2001 and 2000)

                                                                                                      (MILLIONS OF YEN)
-----------------------------------------------------------------------------------------------------------------------
                                        THREE MONTHS ENDED    THREE MONTHS ENDED                      EXCLUDING FOREIGN
                                         DECEMBER 31, 2001     DECEMBER 31, 2000       CHANGE (%)   EXCHANGE IMPACT (%)
-----------------------------------------------------------------------------------------------------------------------
Copiers and Related Supplies:
  Domestic                                         110,342               116,415   (6,073) (-5.2)        (6,073) (-5.2)
  Overseas                                         142,950               108,089  +34,861  (32.3)       +18,883  (17.5)
  Total                                            253,292               224,504  +28,788  (12.8)       +12,810   (5.7)
    Percentage of net sales (%)                       63.1                  60.0
-----------------------------------------------------------------------------------------------------------------------
Communications and Information Systems:
  Domestic                                          67,285                73,207   (5,922) (-8.1)        (5,922) (-8.1)
  Overseas                                          36,943                31,393   +5,550  (17.7)        +2,130   (6.8)
  Total                                            104,228               104,600     (372) (-0.4)        (3,792) (-3.6)
    Percentage of net sales (%)                       26.0                  28.0
-----------------------------------------------------------------------------------------------------------------------
Other Businesses:
  Domestic                                          34,159                36,040   (1,881) (-5.2)        (1,881) (-5.2)
  Overseas                                           9,652                 8,838     +814   (9.2)          +106   (1.2)
  Total                                             43,811                44,878   (1,067) (-2.4)        (1,775) (-4.0)
    Percentage of net sales (%)                       10.9                  12.0
-----------------------------------------------------------------------------------------------------------------------
Total:
  Domestic                                         211,786               225,662  (13,876) (-6.1)       (13,876) (-6.1)
    Percentage of net sales (%)                       52.8                  60.3
  Overseas                                         189,545               148,320  +41,225  (27.8)       +21,119  (14.2)
    Percentage of net sales (%)                       47.2                  39.7
      The Americas                                  82,575                61,913  +20,662  (33.4)       +11,592  (18.7)
        Percentage of net sales (%)                   20.6                  16.6
      Europe                                        77,849                60,022  +17,827  (29.7)        +8,909  (14.8)
        Percentage of net sales (%)                   19.4                  16.0
      Other                                         29,121                26,385   +2,736  (10.4)          +618   (2.3)
        Percentage of net sales (%)                    7.2                   7.1
Total                                              401,331               373,982  +27,349   (7.3)        +7,243   (1.9)
-----------------------------------------------------------------------------------------------------------------------

(*1) Reference: Exchange rate (average rate for the corresponding periods)


-------------------------------------------------------------------------------------------
                               THREE MONTHS ENDED     THREE MONTHS ENDED         YEAR ENDED
                                DECEMBER 31, 2001      DECEMBER 31, 2000     MARCH 31, 2001
-------------------------------------------------------------------------------------------
US$1                                   123.70 yen             109.88 yen         110.60 yen
EURO 1                                 110.74 yen              95.55 yen         100.41 yen
-------------------------------------------------------------------------------------------

Nine months ended December 31, 2001, 2000 and year ended March 31,2001

                                                                                                                   (MILLIONS OF YEN)
------------------------------------------------------------------------------------------------------------------------------------
                                              NINE MONTHS     NINE MONTHS
                                                    ENDED           ENDED                          EXCLUDING FOREIGN      YEAR ENDED
                                            DEC. 31, 2001   DEC. 31, 2000           CHANGE (%)   EXCHANGE IMPACT (%)   MAR. 31, 2001
------------------------------------------------------------------------------------------------------------------------------------
Copiers and Related Supplies:
  Domestic                                        340,726         343,066      (2,340)  (-0.7)       (2,340)  (-0.7)         467,956
  Overseas                                        423,260         314,552    +108,708   (34.6)      +65,869   (20.9)         447,377
  Total                                           763,986         657,618    +106,368   (16.2)      +63,529    (9.7)         915,333
    Percentage of net sales (%)                      62.5            59.3                                                       59.5
------------------------------------------------------------------------------------------------------------------------------------
Communications and Information Systems:
  Domestic                                        216,301         217,350      (1,049)  (-0.5)       (1,049)  (-0.5)         300,682
  Overseas                                        106,806          85,546     +21,260   (24.9)      +12,532   (14.6)         122,359
  Total                                           323,107         302,896     +20,211    (6.7)      +11,483    (3.8)         423,041
    Percentage of net sales (%)                      26.5            27.3                                                       27.5
------------------------------------------------------------------------------------------------------------------------------------
Other Businesses:
  Domestic                                        107,484         121,369     (13,885) (-11.4)      (13,885) (-11.4)         161,795
  Overseas                                         26,841          27,402        (561)  (-2.0)       (2,124)  (-7.8)          38,093
  Total                                           134,325         148,771     (14,446)  (-9.7)      (16,009) (-10.8)         199,888
    Percentage of net sales (%)                      11.0            13.4                                                       13.0
------------------------------------------------------------------------------------------------------------------------------------
Total:
  Domestic                                        664,511         681,785     (17,274)  (-2.5)      (17,274)  (-2.5)         930,433
    Percentage of net sales (%)                      54.4            61.5                                                       60.5
  Overseas                                        556,907         427,500    +129,407   (30.3)      +76,277   (17.8)         607,829
    Percentage of net sales (%)                      45.6            38.5                                                       39.5
      The Americas                                245,241         174,409     +70,832   (40.6)      +41,945   (24.0)         252,698
         Percentage of net sales (%)                 20.1            15.7                                                       16.4
      Europe                                      225,984         177,205     +48,779   (27.5)      +29,697   (16.8)         247,449
        Percentage of net sales (%)                  18.5            16.0                                                       16.1
      Other                                        85,682          75,886      +9,796   (12.9)       +4,635    (6.1)         107,682
        Percentage of net sales (%)                   7.0             6.8                                                        7.0
Total                                           1,221,418       1,109,285    +112,133   (10.1)      +59,003    (5.3)       1,538,262
------------------------------------------------------------------------------------------------------------------------------------

(*2) Reference: Exchange rate (average rate for the corresponding periods)


----------------------------------------------------------------------------------
                     NINE MONTHS ENDED      NINE MONTHS ENDED           YEAR ENDED
                     DECEMBER 31, 2001      DECEMBER 31, 2000       MARCH 31, 2001
----------------------------------------------------------------------------------
US$1                        122.67 yen             108.12 yen           110.60 yen
EURO 1                      108.77 yen              97.60 yen           100.41 yen
----------------------------------------------------------------------------------

4.   CONSOLIDATED SALES BY CATEGORY

(Three months ended December 31, 2001 and 2000)


                                                                                                           (MILLIONS OF YEN)
----------------------------------------------------------------------------------------------------------------------------
                                           THREE MONTHS ENDED   THREE MONTHS ENDED           CHANGE (%)    EXCLUDING FOREIGN
                                            DECEMBER 31, 2001    DECEMBER 31, 2000                        EXCHANGE IMPACT(%)
----------------------------------------------------------------------------------------------------------------------------
Imaging Solutions:
Digital Imaging Systems                               161,938              142,025     +19,913   (14.0)      +9,547    (6.7)
    Percentage of net sales (%)                          40.4                 38.0
  Domestic                                             69,631               71,831      (2,200)  (-3.1)      (2,200)  (-3.1)
  Overseas                                             92,307               70,194     +22,113   (31.5)     +11,747   (16.7)
Other Imaging Systems                                  67,295               68,299      (1,004)  (-1.5)      (5,733)  (-8.4)
    Percentage of net sales (%)                          16.8                 18.3
  Domestic                                             24,442               33,927      (9,485) (-28.0)      (9,485) (-28.0)
  Overseas                                             42,853               34,372      +8,481   (24.7)      +3,752   (10.9)
Total Imaging Solutions                               229,233              210,324     +18,909    (9.0)      +3,814    (1.8)
    Percentage of net sales (%)                          57.2                 56.3
  Domestic                                             94,073              105,758     (11,685) (-11.0)     (11,685) (-11.0)
  Overseas                                            135,160              104,566     +30,594   (29.3)     +15,499   (14.8)
----------------------------------------------------------------------------------------------------------------------------
Networking input/output systems:
Printing Systems                                       70,597               56,954     +13,643   (24.0)      +9,686   (17.0)
    Percentage of net sales (%)                          17.6                 15.2
  Domestic                                             35,286               30,138      +5,148   (17.1)      +5,148   (17.1)
  Overseas                                             35,311               26,816      +8,495   (31.7)      +4,538   (16.9)
Other Input/Output Systems                             12,636               13,089        (453)  (-3.5)        (749)  (-5.7)
    Percentage of net sales (%)                           3.1                  3.5
  Domestic                                              3,937                5,710      (1,773) (-31.1)      (1,773) (-31.1)
  Overseas                                              8,699                7,379      +1,320   (17.9)      +1,024   (13.9)
Total Networking input/output systems                  83,233               70,043     +13,190   (18.8)      +8,937   (12.8)
    Percentage of net sales (%)                          20.7                 18.7
  Domestic                                             39,223               35,848      +3,375    (9.4)      +3,375    (9.4)
  Overseas                                             44,010               34,195      +9,815   (28.7)      +5,562   (16.3)
----------------------------------------------------------------------------------------------------------------------------
Network system solutions                               45,054               48,737      (3,683)  (-7.6)      (3,733)  (-7.7)
    Percentage of net sales (%)                          11.2                 13.0
  Domestic                                             44,331               48,016      (3,685)  (-7.7)      (3,685)  (-7.7)
  Overseas                                                723                  721          +2    (0.3)         (48)  (-6.7)
----------------------------------------------------------------------------------------------------------------------------
<Office Equipment Total>                              357,520              329,104     +28,416    (8.6)      +9,018    (2.7)
    Percentage of net sales (%)                          89.1                 88.0
  Domestic                                            177,627              189,622     (11,995)  (-6.3)     (11,995)  (-6.3)
  Overseas                                            179,893              139,482     +40,411   (29.0)     +21,013   (15.1)
----------------------------------------------------------------------------------------------------------------------------
<Other Businesses>                                     43,811               44,878      (1,067)  (-2.4)      (1,775)  (-4.0)
    Percentage of net sales (%)                          10.9                 12.0
  Domestic                                             34,159               36,040      (1,881)  (-5.2)      (1,881)  (-5.2)
  Overseas                                              9,652                8,838        +814    (9.2)        +106    (1.2)
----------------------------------------------------------------------------------------------------------------------------
Grand Total                                           401,331              373,982     +27,349    (7.3)      +7,243    (1.9)
    Percentage of net sales (%)                         100.0                100.0
  Domestic                                            211,786              225,662     (13,876)  (-6.1)     (13,876)  (-6.1)
    Percentage of net sales (%)                          52.8                 60.3
  Overseas                                            189,545              148,320     +41,225   (27.8)     +21,119   (14.2)
    Percentage of net sales (%)                          47.2                 39.7
      The Americas                                     82,575               61,913     +20,662   (33.4)     +11,592   (18.7)
        Percentage of net sales (%)                      20.6                 16.6
      Europe                                           77,849               60,022     +17,827   (29.7)      +8,909   (14.8)
        Percentage of net sales (%)                      19.4                 16.0
      Other                                            29,121               26,385      +2,736   (10.4)        +618    (2.3)
        Percentage of net sales (%)                       7.2                  7.1
----------------------------------------------------------------------------------------------------------------------------

Each category includes the following products:

Digital Imaging Systems        Digital PPCs, color PPCs, digital duplicators,facsimile machines, related supplies and services

Other Imaging Systems          Analog PPCs, diazo copiers, and related supplies including thermal paper, and services

Printing Systems               Multifunctional printers (MFPs), laser printers, related supplies, services and software

Other Input/Output Systems     Optical discs, systems and scanners

Network System Solutions       Personal computers, PC servers, network systems, network related software, and service/support

Other Businesses               Digital cameras, analog cameras, semiconductors

Reference: Exchange Rate... same as (*1) on page 11

(Nine months ended December 31, 2001, 2000 and year ended March 31, 2001)

                                                                                                                   (MILLIONS OF YEN)
------------------------------------------------------------------------------------------------------------------------------------
                                          NINE MONTHS       NINE MONTHS          CHANGE (%)              EXCLUDING        YEAR ENDED
                                                ENDED             ENDED                                    FOREIGN     MAR. 31, 2001
                                        DEC. 31, 2001     DEC. 31, 2000                         EXCHANGE IMPACT(%)
------------------------------------------------------------------------------------------------------------------------------------
Imaging Solutions:
  Digital Imaging Systems                     473,906           417,137    +56,769   (13.6)       +31,123    (7.5)           574,161
    Percentage of net sales (%)                  38.8              37.6                                                         37.3
  Domestic                                    222,153           232,335    (10,182)  (-4.4)       (10,182)  (-4.4)           313,805
  Overseas                                    251,753           184,802    +66,951   (36.2)       +41,305   (22.4)           260,356
Other Imaging Systems                         213,648           215,470     (1,822)  (-0.8)       (15,298)  (-7.1)           292,872
    Percentage of net sales (%)                  17.5              19.4                                                         19.1
  Domestic                                     76,028            95,884    (19,856) (-20.7)       (19,856) (-20.7)           120,963
  Overseas                                    137,620           119,586    +18,034   (15.1)        +4,558    (3.8)           171,909
Total Imaging Solutions                       687,554           632,607    +54,947    (8.7)       +15,825    (2.5)           867,033
    Percentage of net sales (%)                  56.3              57.0                                                         56.4
  Domestic                                    298,181           328,219    (30,038)  (-9.2)       (30,038)  (-9.2)           434,768
  Overseas                                    389,373           304,388    +84,985   (27.9)       +45,863   (15.1)           432,265
------------------------------------------------------------------------------------------------------------------------------------
Networking input/output systems:
  Printing Systems                            219,003           146,715    +72,288   (49.3)       +60,648   (41.3)           217,308
    Percentage of net sales (%)                  17.9              13.2                                                         14.1
  Domestic                                    101,186            72,096    +29,090   (40.3)       +29,090   (40.3)           109,824
  Overseas                                    117,817            74,619    +43,198   (57.9)       +31,558   (42.3)           107,484
Other Input/Output Systems                     32,532            31,960       +572    (1.8)          (145)  (-0.5)            44,530
    Percentage of net sales (%)                   2.7               2.9                                                          2.9
  Domestic                                     11,325            13,733     (2,408) (-17.5)        (2,408) (-17.5)            19,336
  Overseas                                     21,207            18,227     +2,980   (16.3)        +2,263   (12.4)            25,194
Total Networking input/output systems         251,535           178,675    +72,860   (40.8)       +60,503   (33.9)           261,838
    Percentage of net sales (%)                  20.6              16.1                                                         17.0
  Domestic                                    112,511            85,829    +26,682   (31.1)       +26,682   (31.1)           129,160
  Overseas                                    139,024            92,846    +46,178   (49.7)        33,821   (36.4)           132,678
------------------------------------------------------------------------------------------------------------------------------------
Network system solutions                      148,004           149,232     (1,228)  (-0.8)        (1,316)  (-0.9)           209,503
    Percentage of net sales (%)                  12.1              13.5                                                         13.6
  Domestic                                    146,335           146,368        (33)  (-0.0)           (33)  (-0.0)           204,710
  Overseas                                      1,669             2,864     (1,195) (-41.7)        (1,283) (-44.8)             4,793
------------------------------------------------------------------------------------------------------------------------------------
<Office Equipment Total>.                   1,087,093           960,514   +126,579   (13.2)       +75,012    (7.8)         1,338,374
    Percentage of net sales (%)                  89.0              86.6                                                         87.0
  Domestic                                    557,027           560,416     (3,389)  (-0.6)        (3,389)  (-0.6)           768,638
  Overseas                                    530,066           400,098   +129,968   (32.5)       +78,401   (19.6)           569,736
------------------------------------------------------------------------------------------------------------------------------------
<Other Businesses>                            134,325           148,771    (14,446)  (-9.7)       (16,009) (-10.8)           199,888
    Percentage of net sales (%)                  11.0              13.4                                                         13.0
  Domestic                                    107,484           121,369    (13,885) (-11.4)       (13,885) (-11.4)           161,765
  Overseas                                     26,841            27,402       (561)  (-2.0)        (2,124)  (-7.8)            38,093
------------------------------------------------------------------------------------------------------------------------------------
Grand Total                                 1,221,418         1,109,285   +112,133   (10.1)        59,003    (5.3)         1,538,262
    Percentage of net sales (%)                 100.0             100.0                                                        100.0
  Domestic                                    664,511           681,785    (17,274)  (-2.5)       (17,274)  (-2.5)           930,433
    Percentage of net sales (%)                  54.4              61.5                                                         60.5
  Overseas                                    556,907           427,500   +129,407   (30.3)       +76,277   (17.8)           607,829
    Percentage of net sales (%)                  45.6              38.5                                                         39.5
      The Americas                            245,241           174,409    +70,832   (40.6)       +41,945   (24.0)           252,698
        Percentage of net sales (%)              20.1              15.7                                                         16.4
      Europe                                  225,984           177,205    +48,779   (27.5)       +29,697   (16.8)           247,449
        Percentage of net sales (%)              18.5              16.0                                                         16.1
      Other                                    85,682            75,886     +9,796   (12.9)        +4,635    (6.1)           107,682
        Percentage of net sales (%)               7.0               6.8                                                          7.0
------------------------------------------------------------------------------------------------------------------------------------

Each category includes the following products:

Digital Imaging Systems                  Digital PPCs, color PPCs, digital duplicators, facsimile machines, related supplies and services

Other Imaging Systems                    Analog PPCs, diazo copiers, and related supplies including thermal paper, and services

Printing Systems                         Multifunctional printers (MFPs), laser printers, related supplies, services and software

Other Input/Output Systems               Optical discs , systems and scanners

Network System Solutions                 Personal computers, PC servers, network systems, network related software, and service/support

Other Businesses                         Digital cameras, analog cameras, semiconductors

Reference: Exchange Rate... same as (*2) on page 11

5.   CONSOLIDATED BALANCE SHEETS

(December 31, 2001 and March 31, 2001)

Assets

                                                                                        (MILLIONS OF YEN)
---------------------------------------------------------------------------------------------------------
                                                                 DECEMBER 31,      MARCH 31,       CHANGE
                                                                         2001           2001
---------------------------------------------------------------------------------------------------------
Current Assets
  Cash and deposits                                                    75,994         75,644         +350
  Trade receivables                                                   410,683        410,861         (178)
  Marketable securities                                                74,490         62,213      +12,277
  Inventories                                                         173,941        176,383       (2,442)
  Other current assets                                                 50,826         54,306       (3,480)
Total Current Assets                                                  785,934        779,407       +6,527

Fixed Assets
  Tangible fixed assets                                               268,636        267,249       +1,387
  Finance receivable                                                  451,451        428,790      +22,661
  Other Investments and other assets                                  254,370        229,345      +25,025
Total Fixed Assets                                                    974,457        925,384      +49,073
---------------------------------------------------------------------------------------------------------
Total Assets                                                        1,760,391      1,704,791      +55,600
---------------------------------------------------------------------------------------------------------

Liabilities and Minority Interest

                                                                                        (MILLIONS OF YEN)
---------------------------------------------------------------------------------------------------------
                                                                 DECEMBER 31,      MARCH 31,       CHANGE
                                                                         2001           2001
---------------------------------------------------------------------------------------------------------
Current Liabilities
  Trade payable                                                       265,704        291,791      (26,087)
  Short-term borrowings                                               316,627        321,185       (4,558)
  Other current liabilities                                           136,675        166,460      (29,785)
Total Current Liabilities                                             719,006        779,436      (60,430)

Fixed Liabilities
  Long-term indebtedness                                              269,377        217,743      +51,634
  Retirement benefit obligation                                        92,835         82,828      +10,007
  Other fixed liabilities                                              28,199         20,625       +7,574
Total Fixed Liabilities                                               390,411        321,196      +69,215
---------------------------------------------------------------------------------------------------------
Total Liabilities                                                   1,109,417      1,100,632       +8,785
---------------------------------------------------------------------------------------------------------
Minority Interest                                                      49,694         47,431       +2,263
---------------------------------------------------------------------------------------------------------

Shareholders' Investment

                                                                                        (MILLIONS OF YEN)
---------------------------------------------------------------------------------------------------------
                                                                 DECEMBER 31,      MARCH 31,       CHANGE
                                                                         2001           2001
---------------------------------------------------------------------------------------------------------
Shareholders' Investment
  Common stock                                                        106,223        103,434       +2,789
  Additional paid-in capital                                          157,418        154,635       +2,783
  Retained earnings                                                   367,426        332,447      +34,979
  Accumulated other comprehensive income                              (29,787)       (33,788)      +4,001
Total Shareholders' Investment                                        601,280        556,728      +44,552
---------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment                      1,760,391      1,704,791      +55,600
---------------------------------------------------------------------------------------------------------

Notes:

---------------------------------------------------------------------------------------------------------
                                                                 DECEMBER 31,      MARCH 31,       CHANGE
                                                                         2001           2001
---------------------------------------------------------------------------------------------------------
Contents of cash and deposits
  Cash and cash equivalents                                            63,856         64,457         (601)
  Time deposits                                                        12,138         11,187         +951

Accumulated other comprehensive income;
  Net unrealized holding gains on available-for-sale securities        10,506         11,332         (826)
  Minimum pension liability adjustments                               (23,579)       (23,579)           -
  Net unrealized gains on derivative instruments                          433              -         +433
  Cumulative translation adjustments                                  (17,147)       (21,541)      +4,394


EXCHANGE RATE (END OF TERM)      DECEMBER 31, 2001    MARCH 31, 2001
--------------------------------------------------------------------
US$1                                   131.95 yen         123.90 yen
EURO 1                                 116.51 yen         109.33 yen
--------------------------------------------------------------------

6.   STATEMENTS OF CASH FLOW (CONSOLIDATED)

(Nine months ended December 31, 2001, 2000 and year ended March 31, 2001)

                                                                                                                 (MILLIONS OF YEN)
----------------------------------------------------------------------------------------------------------------------------------
                                                                     NINE MONTHS ENDED     NINE MONTHS ENDED            YEAR ENDED
                                                                     DECEMBER 31, 2001     DECEMBER 31, 2000        MARCH 31, 2001
----------------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   1. Net income                                                                43,299                38,283                53,228
   2. Adjustments to reconcile net income to net cash
      provided by operating activities -
        Depreciation and amortization                                           53,396                45,176                62,142
        Equity in earnings of affiliates, net of dividends received             (1,081)               (1,168)               (1,056)
        Deferred income taxes                                                   (2,384)               (4,999)               (9,994)
        Loss on disposal and sales of plant and equipment                          993                 1,290                 2,223
        Changes in assets and liabilities, net of effects
         from acquisition -
          Decrease (increase) in trade receivables                              10,522               (32,540)              (32,476)
          Decrease (increase) in inventories                                     7,874               (12,512)               (7,167)
          Increase in finance receivables                                      (18,119)              (22,033)              (15,127)
          (Decrease) increase in trade payables                                (30,024)               15,598                16,235
          (Decrease) increase in accrued income taxes and
           accrued expenses and other                                          (33,866)              (20,257)               27,310
          Increase in retirement benefit obligation                              9,646                 4,612                 1,667
          Other, net                                                            (6,499)                  593                 5,743
----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                    33,757                12,043               102,728
----------------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
   1. Proceeds from sales of plant and equipment                                   697                   914                 1,120
   2. Expenditures for plant and equipment                                     (56,501)              (50,679)              (73,040)
   3. Payments for purchases of available-for-sale
      securities                                                               (37,097)              (17,392)              (52,853)
   4. Proceeds from sales of available-for-sale securities                      39,677                85,330                93,705
   5. Increase in investment and loans to subsidiaries, net                         49                    72                    51
   6. Decrease (increase) in time deposits                                        (359)               (2,847)                6,797
   7. Acquisition amount of Lanier Worldwide, Inc                                    -                     -               (28,103)
   8. Other, net                                                               (17,610)              (12,980)              (10,405)
----------------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                       (71,144)                2,418               (62,728)
----------------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
   1. Proceeds from long-term indebtedness                                      30,863                23,367                33,183
   2. Repayment of long-term indebtedness                                      (55,966)              (43,675)             (114,701)
   3. Increase in short-term borrowings, net                                    35,234                39,179                 5,565
   4. Proceeds from issuance of long-term debt securities                       43,500                     -                     -
   5. Repayment of long-term debt securities                                   (10,000)                    -                (2,990)
   6. Cash dividends paid                                                       (8,318)               (7,963)               (7,964)
   7. Other, net                                                                  (496)                 (532)               (1,475)
----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                          34,817                10,376               (88,382)
----------------------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                 1,969                 1,623                 1,001
----------------------------------------------------------------------------------------------------------------------------------
V.  Net Increase (Decrease) in Cash and Cash Equivalents                          (601)               26,460               (47,381)
----------------------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                              64,457               111,838               111,838
----------------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Year                                   63,856               138,298                64,457
----------------------------------------------------------------------------------------------------------------------------------

7.   SEGMENT INFORMATION

(1)  BUSINESS SEGMENT INFORMATION

(Three months ended December 31, 2001)

                                                                                             (MILLIONS OF YEN)
--------------------------------------------------------------------------------------------------------------
                                              THREE MONTHS ENDED     THREE MONTHS ENDED
                                               DECEMBER 31, 2001      DECEMBER 31, 2000             CHANGE (%)
--------------------------------------------------------------------------------------------------------------
Net sales:
  Office Equipment                                       357,520                329,104      +28,416     (8.6)
  Other Businesses                                        44,786                 47,274       (2,488)   (-5.3)
  Intersegment                                              (975)                (2,396)      +1,421   (-59.3)
--------------------------------------------------------------------------------------------------------------
Total                                                    401,331                373,982      +27,349     (7.3)
--------------------------------------------------------------------------------------------------------------
Operating expenses:
  Office Equipment                                       315,121                293,966      +21,155     (7.2)
  Other Businesses                                        44,823                 45,096         (273)   (-0.6)
  Intersegment                                              (976)                (2,388)      +1,412   (-59.1)
  Corporate and eliminations                              12,634                 11,465       +1,169    (10.2)
--------------------------------------------------------------------------------------------------------------
Total                                                    371,602                348,139      +23,463     (6.7)
--------------------------------------------------------------------------------------------------------------
Operating income:
  Office Equipment                                        42,399                 35,138       +7,261    (20.7)
  Other Businesses                                           (37)                 2,178       (2,215) (-101.7)
  Intersegment                                                 1                     (8)          +9  (-112.5)
  Corporate and eliminations                             (12,634)               (11,465)      (1,169)   (10.2)
--------------------------------------------------------------------------------------------------------------
Total                                                     29,729                 25,843       +3,886    (15.0)
--------------------------------------------------------------------------------------------------------------
Operating income on segment sales:
  Office Equipment                                          11.9%                  10.7%
  Other Businesses                                          (0.1)%                  4.6%
--------------------------------------------------------------------------------------------------------------


(Nine months ended December 31, 2001)

                                                                                             (MILLIONS OF YEN)
--------------------------------------------------------------------------------------------------------------
                                               NINE MONTHS ENDED      NINE MONTHS ENDED
                                               DECEMBER 31, 2001      DECEMBER 31, 2000             CHANGE (%)
--------------------------------------------------------------------------------------------------------------
Net sales:
  Office Equipment                                     1,087,093                960,514     +126,579    (13.2)
  Other Businesses                                       137,362                152,702      (15,340)  (-10.0)
  Intersegment                                            (3,037)                (3,931)        +894   (-22.7)
--------------------------------------------------------------------------------------------------------------
Total                                                  1,221,418              1,109,285     +112,133    (10.1)
--------------------------------------------------------------------------------------------------------------
Operating expenses:
  Office Equipment                                       960,248                858,304      101,944    (11.9)
  Other Businesses                                       136,039                142,734       (6,695)   (-4.7)
  Intersegment                                            (3,063)                (3,921)        +858   (-21.9)
  Corporate and eliminations                              38,561                 35,184       +3,377     (9.6)
--------------------------------------------------------------------------------------------------------------
Total                                                  1,131,785              1,032,301      +99,484     (9.6)
--------------------------------------------------------------------------------------------------------------
Operating income:
  Office Equipment                                       126,845                102,210      +24,635    (24.1)
  Other Businesses                                         1,323                  9,968       (8,645)  (-86.7)
  Intersegment                                                26                    (10)         +36  (-360.0)
  Corporate and eliminations                             (38,561)               (35,184)      (3,377)    (9.6)
--------------------------------------------------------------------------------------------------------------
Total                                                     89,633                 76,984      +12,649    (16.4)
--------------------------------------------------------------------------------------------------------------
Operating income on segment sales:
   Office Equipment                                         11.7%                  10.6%
   Other Businesses                                          1.0%                   6.5%
--------------------------------------------------------------------------------------------------------------

(2)  GEOGRAPHIC SEGMENT INFORMATION

(Three months ended December 31, 2001)

                                                                                         (MILLIONS OF YEN)
----------------------------------------------------------------------------------------------------------
                                       THREE MONTHS ENDED        THREE MONTHS ENDED
                                        DECEMBER 31, 2001         DECEMBER 31, 2000             CHANGE (%)
----------------------------------------------------------------------------------------------------------
Net sales:
Japan
  Unaffiliated Customers                          222,195                   232,362      (10,167)   (-4.4)
  Intersegment                                     80,265                    65,573      +14,692    (22.4)
  Total                                           302,460                   297,935       +4,525     (1.5)
The Americas
  Unaffiliated Customers                           81,388                    61,787      +19,601    (31.7)
  Intersegment                                      2,462                       623       +1,839   (295.2)
  Total                                            83,850                    62,410      +21,440    (34.4)
Europe
  Unaffiliated Customers                           77,007                    60,492      +16,515    (27.3)
  Intersegment                                      1,230                       761         +469    (61.6)
  Total                                            78,327                    61,253      +16,984    (27.7)
Other
  Unaffiliated Customers                           20,741                    19,341       +1,400     (7.2)
  Intersegment                                     15,587                     9,369       +6,218    (66.4)
  Total                                            36,328                    28,710       +7,618    (26.5)
  Intersegment                                    (99,544)                  (76,326)     (23,218)   (30.4)
----------------------------------------------------------------------------------------------------------
Total                                             401,331                   373,982      +27,349     (7.3)
----------------------------------------------------------------------------------------------------------
Operating expenses:
  Japan                                           276,296                   279,131       (2,835)   (-1.0)
  The Americas                                     83,149                    61,938      +21,211    (34.2)
  Europe                                           74,151                    59,851      +14,300    (23.9)
  Other                                            34,461                    26,913       +7,548    (28.0)
  Corporate and eliminations                      (96,455)                  (79,694)     (16,761)   (21.0)
----------------------------------------------------------------------------------------------------------
Total                                             371,602                   348,139      +23,463     (6.7)
----------------------------------------------------------------------------------------------------------
Operating income:
  Japan                                            26,164                    18,804       +7,360    (39.1)
  The Americas                                        701                       472         +229    (48.5)
  Europe                                            4,086                     1,402       +2,684   (191.4)
  Other                                             1,867                     1,797          +70     (3.9)
  Corporate and eliminations                       (3,089)                    3,368       (6,457) (-191.7)
----------------------------------------------------------------------------------------------------------
Total                                              29,729                    25,843       +3,886    (15.0)
----------------------------------------------------------------------------------------------------------
Operating income on segment sales:
  Japan                                               8.7%                      6.3%
  The Americas                                        0.8%                      0.8%
  Europe                                              5.2%                      2.3%
  Other                                               5.1%                      6.3%
----------------------------------------------------------------------------------------------------------

(Nine months ended December 31, 2001)

                                                                                         (MILLIONS OF YEN)
----------------------------------------------------------------------------------------------------------
                                       THREE MONTHS ENDED        THREE MONTHS ENDED
                                        DECEMBER 31, 2001         DECEMBER 31, 2000             CHANGE (%)
----------------------------------------------------------------------------------------------------------
Net sales:
Japan
  Unaffiliated Customers                          689,465                   698,818        (9,353)  (-1.3)
  Intersegment                                    230,859                   206,471       +24,388   (11.8)
  Total                                           920,324                   905,289       +15,035    (1.7)
The Americas
  Unaffiliated Customers                          243,527                   173,829       +69,698   (40.1)
  Intersegment                                      5,827                     3,498        +2,329   (66.6)
  Total                                           249,354                   177,327       +72,027   (40.6)
Europe
  Unaffiliated Customers                          224,793                   179,652       +45,141   (25.1)
  Intersegment                                      3,390                     2,291        +1,099   (48.0)
  Total                                           228,183                   181,943       +46,240   (25.4)
Other
  Unaffiliated Customers                           63,633                    56,986        +6,647   (11.7)
  Intersegment                                     44,766                    28,489       +16,277   (57.1)
  Total                                           108,399                    85,475       +22,924   (26.8)

  Intersegment                                   (284,842)                 (240,749)      (44,093)  (18.3)
----------------------------------------------------------------------------------------------------------
Total                                           1,221,418                 1,109,285      +112,133   (10.1)
----------------------------------------------------------------------------------------------------------
Operating expenses:
  Japan                                           841,193                   840,950          +243    (0.0)
  The Americas                                    246,432                   172,614       +73,818   (42.8)
  Europe                                          219,393                   175,426       +43,967   (25.1)
  Other                                           103,859                    81,407       +22,452   (27.6)
  Corporate and eliminations                     (279,092)                 (238,096)      (40,996)  (17.2)
----------------------------------------------------------------------------------------------------------
Total                                           1,131,785                 1,032,301       +99,484    (9.6)
----------------------------------------------------------------------------------------------------------
Operating income:
  Japan                                            79,131                    64,339       +14,792   (23.0)
  The Americas                                      2,922                     4,713        (1,791) (-38.0)
  Europe                                            8,790                     6,517        +2,273   (34.9)
  Other                                             4,540                     4,068          +472   (11.6)
  Corporate and eliminations                       (5,750)                   (2,653)       (3,097) (116.7)
----------------------------------------------------------------------------------------------------------
Total                                              89,633                    76,984       +12,649   (16.4)
----------------------------------------------------------------------------------------------------------
Operating income on segment sales:
  Japan                                               8.6%                      7.1%
  The Americas                                        1.2%                      2.7%
  Europe                                              3.9%                      3.6%
  Other                                               4.2%                      4.8%
----------------------------------------------------------------------------------------------------------

8.   SIGNIFICANT ACCOUNTING POLICIES


1. ITEMS RELATING TO THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD

Consolidated subsidiaries

     14 additions, including Ricoh Chubu Company, Ltd. and Ricoh Kyusyu Company, Ltd.
     5 removals, including Higashi Shizuoka Ricoh Company, Ltd.

Companies accounted for by the equity method:

     5 additions, including Tohoku Ricoh (Fuzhon) Printing Products Co., Ltd. 1 removal: NRG Singapore Pte. Ltd.


2.   CONSOLIDATED ACCOUNTING POLICIES

(1)  Principles of Consolidation

     The consolidated financial statements include the accounts of Ricoh. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in affiliated companies are accounted for on the equity basis.

(2)  Securities

     Ricoh conforms with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires certain investments in debt and equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. Available-for-sale are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

     The cost of the securities sold was computed based on the average cost of each security held at the time of sale.

(3)  Inventories

     Inventories are stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(4)  Plant and Equipment

     Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases."

(5)  Goodwill

     Ricoh has classified as goodwill the cost in excess of fair value of the net assets of major companies acquired in purchase transactions. Goodwill is being amortized on a straight-line method over the estimated periods benefited, not to exceed 20 years.

(6)  Use of Estimates

     Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


3.   NOTES

     From fiscal 2002, Ricoh has adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment of FASB Statement No. 133. These standards require all that every derivative instrument be measured at its fair value and be recorded in the consolidated balance sheets as an asset or liability.

     Under the new standards, the unrealized gains of 1,864 million yen net of the income tax effect are deducted from other comprehensive income in the consolidated balance sheets, and a decrease to net income of 66 million yen are recorded in the consolidated statements of income.